April 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Frank Knapp

Re:	A SPAC II Acquisition Corp. (“Company”)
Registration Statement on Form S-1
File No. 333-263890

Dear Mr. Knapp:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Maxim Group LLC, as representative of the underwriters, hereby joins the request of the Company that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 5:00 p.m. (Washington, D.C. time) on May 2, 2022, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, the undersigned advises that approximately 573 copies of the Preliminary Prospectus filed April 27, 2022 are expected to be distributed to prospective underwriters, dealers, institutional investors, retail investors and others.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

Maxim Group LLC

By:	/s/ Clifford Teller
Name: Title:	Clifford Teller Co-President